UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period: N/A

Commission File Number 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ETHAN ALLEN INTERIORS INC. Ethan Allen Drive Danbury, Connecticut 06811

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Plan Benefits, Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4a - Schedule of Non-Exempt Transactions for Delinquent Participant Contributions for the Year Ended December 31, 2006	12
Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2006	13

All other schedules have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants of

The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2006, have been presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 27, 2007

Stamford, Connecticut

1

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005
	2006	2005

Assets:
Investments, at fair value (note 3):
Mutual funds	$126,018,629	112,825,469
Collective trusts	29,014,944	27,100,762
Common stock	18,403,854	20,653,577
Participant loans	5,298,475	5,328,469

Total investments	178,735,902	165,908,277
Employer contributions receivable	3,944,361	3,951,263
Employee contributions receivable	277,871	980,534

Total assets	182,958,134	170,840,074

Liabilities:
Refunds payable for excess contributions	34,126	67,059

Net assets available for plan benefits at fair value	182,924,008	170,773,015

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment
contracts (note 2)	520,564	479,399

Net assets available for plan benefits	$183,444,572	171,252,414

See accompanying notes to financial statements.

2

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,003,411	3,249,071
Interest income	366,248	254,788
Dividend income	9,043,302	5,572,342

Total investment income	15,412,961	9,076,201
Contributions:
Employer contributions	3,918,013	3,974,499
Employee contributions	11,713,224	11,899,799

Total contributions	15,631,237	15,874,298

Total additions	31,044,198	24,950,499

Deductions from net assets attributed to:
Benefits paid to participants	(19,264,473)	(18,077,464)
Administrative expenses	(89,938)	(80,853)

Total deductions	(19,354,411)	(18,158,317)

Net increase before transfer	11,689,787	6,792,182
Transfer in of other plan assets	502,371	—

Net increase	12,192,158	6,792,182
Net assets available for plan benefits:
Beginning of year	171,252,414	164,460,232

End of year	$183,444,572	171,252,414

See accompanying notes to financial statements.

3

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. and its subsidiaries (collectively, the “Company”, the “Employer” or the “Plan Sponsor”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock, which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants’ accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan, which is offered to all employees who have completed at least three consecutive months of service with the Company, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As a result of the Company’s December 2005 purchase of two retail design centers in New Jersey, the assets of the Miron’s 401(k) plan were merged into the Plan effective September 1, 2006, resulting in a transfer of $502,371 to the Plan.

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $15,000 and $14,000 in 2006 and 2005, respectively, to the 401(k) portion of the Plan. The Company maintains a policy of matching $1.00 for $1.00 on the first $500 of pre-tax contributions and $0.50 on the $1.00 on the next $1,600 of pre-tax contributions. As such, the maximum annual Company match is $1,300 and such match follows the participants’ investment choices as of the date paid. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the board of directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $41,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue Code) or (ii) 100% of the participant’s compensation for that Plan year, reduced by any other contributions on the participant’s behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit-sharing contributions for the Plan in 2006 or 2005.

4

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer match contributions. Participant contributions, Employer matching contributions, and Employer profit-sharing contributions vest immediately.

Investment of Funds

During 2006 and 2005, the amounts contributed to the Plan were invested in one or more of the following investment options at the direction of the participants. A brief description of each investment option is provided below.

American Beacon Small Cap Value Fund – The American Beacon Small Cap Value Fund seeks to provide long-term capital appreciation and current income. The fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on stocks of small market capitalization U.S. companies. These companies, whose stocks ordinarily account for at least 80% of the assets of the fund, generally have market capitalizations similar to the market capitalization of companies in the Russell 2000 index at the time of investment.

American Century Stable Asset Fund – The American Century Stable Asset Fund is a collective trust maintained by SEI Trust Company. The fund invests in a diversified portfolio of high-quality investments issued by major financial institutions and in collateralized stable value vehicles, including guaranteed investment contracts. See note 3 for further information.

American Century Strategic Allocation Aggressive Fund – The American Century Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

American Century Strategic Allocation Conservative Fund – The American Century Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on quality bonds and money market securities over stocks. The fund’s targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

American Century Strategic Allocation Moderate Fund – The American Century Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

American Funds AMCAP Fund – The American Funds AMCAP Fund seeks to provide long-term growth of capital. The fund invests in established growth companies of any size with proven records of steady, above-average earnings, and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

Artisan MidCap Growth Fund – The Artisan MidCap Growth Fund seeks long-term capital growth through a diversified portfolio of mid-sized companies.

5

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Barclays Global Investors S&P 500 Equity Index Fund – The Barclays Global Investors S&P 500 Equity Index Fund is a collective trust maintained by Investors Bank & Trust. The fund seeks to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

Columbia Acorn Fund – The Columbia Acorn Fund seeks long-term growth of capital by investing primarily in the stocks of small- and medium-sized companies. The fund generally invests in stocks of global companies with market capitalizations of less than $2 billion with the intention of holding them as the issuing companies grow and divesting them when they become larger.

Ethan Allen Common Stock – At December 31, 2006 and 2005, the Plan held unrestricted shares of common stock of the Company totaling 509,661 and 565,387 shares, respectively. Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $36.11 and $36.53 per share at December 31, 2006 and 2005, respectively.

Growth Fund of America – The Growth Fund of America invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

JPMorgan Invest Self-Directed Brokerage Fund – The JPMorgan Invest Self-Directed Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through JPMorgan.

JPMorgan MidCap Value Fund – The JPMorgan MidCap Value Fund seeks to provide long-term growth from mid-capitalization stocks. This invests in medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion.

PIMCO Total Return Bond Fund – The PIMCO Total Return Bond Fund seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

Templeton Foreign Fund – The Templeton Foreign Fund seeks long-term capital growth by investing in equity securities of companies located outside the U.S., including emerging markets.

Van Kampen Growth and Income Fund – The Van Kampen Growth and Income Fund seeks income and long-term growth of capital. The fund invests primarily in income producing equity securities, including common stocks and convertible securities, although investments are also made in nonconvertible preferred stocks and debt securities. The fund may invest up to 25% of its total assets in securities of foreign issuers.

6

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JP Morgan Retirement Plan Services (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant’s termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates on outstanding loans ranged from 5.00% to 10.50% during both 2006 and 2005.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income (loss) is comprised of interest income, dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation to total compensation of all participants during the year.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contribution and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.

In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 59½ or the participant’s termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 70½.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

7

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Recent Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), which became effective for the Plan on December 31, 2006. In addition to providing a definition of fully benefit-responsive investment contracts, the FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of a defined-contribution plan’s net assets available for plan benefits which is attributable to fully benefit-responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions, including participant-directed transfers, under the terms of the Plan.

One of the investment options offered by the Plan, the American Century Stable Asset Fund, is a collective trust that invests in investment contracts deemed to be fully benefit-responsive as that term is defined in the FSP. Accordingly, the Statements of Net Assets Available for Plan Benefits present such investments at fair value, with a corresponding adjustment to contract value. Prior year balances have been reclassified accordingly. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on the contract value basis.

Risks and Uncertainties

The Plan provides participants with various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. Such investment securities are exposed to various risks and uncertainties, including interest rate risk, credit risk, market volatility, changes in the economic and political environment, regulatory changes and foreign currency risk. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between JP Morgan Chase Bank (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee.

Shares of mutual funds and Company common stock are reported at fair value as determined based on quoted market prices. Plan interests in collective trusts are stated at fair value, with a corresponding adjustment to contract value for investment contracts that are deemed to be fully benefit-responsive.

8

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Contract value represents contributions made under the contract plus earnings on the underlying investments, less Plan withdrawals and administrative expenses. Loans to participants are stated at cost (equal to their outstanding balances on the last day of the year) which approximates fair value.

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following table presents, at fair value, Plan investments which represent 5% or more of the Plan’s net assets available for plan benefits at December 31:

	2006	2005

Mutual funds:
Growth Fund of America	$28,193,311	27,484,014
American Funds AMCAP Fund	22,578,978	21,986,145
American Century Strategic Allocation Moderate Fund	20,338,761	17,346,663
JPMorgan MidCap Value Fund	11,220,908	9,585,874
Templeton Foreign Fund	11,084,902	9,273,466
Common stock:
Ethan Allen Interiors Inc.	18,403,854	20,653,577
Collective trust:
American Century Stable Asset Fund (contract value
of $28,221,877 and $26,802,178, respectively)	27,701,313	26,322,786

The American Century Stable Asset Fund (the “Stable Asset Fund”), a collective trust, is a commingled pool that invests in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds. Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer of all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. The average yield earned by the Stable Asset Fund for the year ended December 31, 2006 was 5.38%. The average yield credited to participant accounts during that same period was 4.86%.

9

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

During 2006 and 2005, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Mutual funds	$5,917,255	5,283,397
Common stock	(72,362)	(2,076,133)
Collective trusts	158,518	41,807

Net appreciation in fair value of investments	$6,003,411	3,249,071

(4)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

(5)	Parties-in-Interest

Certain Plan investments represent shares of mutual funds managed by JP Morgan Chase & Co. (“JP Morgan”), whose affiliates serve as both Trustee and Recordkeeper of the Plan. Therefore, transactions involving these mutual funds qualify as party-in-interest transactions.

At December 31, 2006, approximately 10% of Plan assets are held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2006 and 2005, the Plan received dividend income on Company common stock totaling $399,063 and $376,272, respectively.

(6)	Administrative Expenses

In 2006 and 2005, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid to JP Morgan for recordkeeping services amounted to $89,938 and $80,853 for the years ended December 31, 2006 and 2005, respectively.

(7)	Tax Status

The Company has received a determination letter from the Internal Revenue Service dated May 21, 2002 stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

10

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,
2006

Net assets available for plan benefits per the financial statements	$183,444,572
Less: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts held by collective trust	(520,564)

Net assets available for plan benefits per the Form 5500	$182,924,008

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31,
2006

Total investment income per the financial statements	$15,412,961
Less: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts held by collective trust	(520,564)

Total investment income per the Form 5500	$14,892,397

11

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions
For the Year Ended December 31, 2006

(a)	(b)	(c)	(d)

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions	Amount

Ethan Allen Interiors Inc. and subsidiaries	Plan Sponsor	In 2006, certain employee contributions and loan payments were not deposited to the Plan in a timely manner.	$9,601

During 2006, the Plan Sponsor unintentionally remitted certain employee contributions and loan payments totaling $3,856,865 late to the Trustee. In 2006, the Plan Sponsor remedied the situation by (1) establishing procedures and controls to prevent such occurrences in the future and (2) reimbursing the Plan for opportunity interest in the amount of $9,601.

See accompanying Report of Independent Registered Public Accounting Firm.

12

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2006

Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	American Beacon Small Cap Value Fund	Mutual Fund	$809,286
	American Century Stable Asset Fund	Collective Trust	27,701,313
	American Century Strategic Allocation Aggressive Fund	Mutual Fund	7,667,604
	American Century Strategic Allocation Conservative Fund	Mutual Fund	5,309,556
	American Century Strategic Allocation Moderate Fund	Mutual Fund	20,338,761
	American Funds AMCAP Fund	Mutual Fund	22,578,978
	Artisan MidCap Growth Fund	Mutual Fund	9,085,667
	Barclays Global Investors S&P 500 Equity Index Fund	Collective Trust	1,313,631
	Columbia Acorn Fund	Mutual Fund	5,582,868
*	Ethan Allen Interiors, Inc. Common Stock	Common Stock	18,403,854
	Growth Fund of America	Mutual Fund	28,193,311
*	JPMorgan Invest Self-Directed Brokerage Fund	Mutual Fund	1,616,099
*	JPMorgan MidCap Value Fund	Mutual Fund	11,220,908
	PIMCO Total Return Bond Fund	Mutual Fund	1,486,077
	Templeton Foreign Fund	Mutual Fund	11,084,902
	Van Kampen Growth and Income Fund	Mutual Fund	1,044,612
*	Participant loans	1,625 loans made to Plan participants; rates range from 5.00% to 10.50%; maturities from 1/1/2007 to 4/20/2016	5,298,475

	Total investments		$178,735,902

*Denotes a party-in-interest to the plan.

See accompanying Report of Independent Registered Public Accounting firm.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2007	THE ETHAN ALLEN RETIREMENT SAVINGS PLAN By: Ethan Allen Interiors Inc. By: /s/ Jeffrey Hoyt —————————————— Name: Jeffrey Hoyt Title: Vice President, Finance & Treasurer

EXHIBIT INDEX

Exhibit

No.	Description

23	Consent of KPMG LLP.

14